Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation

comScore Brand Awareness, L.L.C.	Delaware, U.S.A.
Creative Knowledge, Inc.	Delaware, U.S.A.
Gatesmith Enterprises, Inc.	Delaware, U.S.A.
Marketscore, Inc.	Delaware, U.S.A.
OpinionCounts, Inc.	Delaware, U.S.A.
TMRG, Inc.	Delaware, U.S.A.
VoiceFive Networks, Inc.	Delaware, U.S.A.
comScore Europe, Inc.	Delaware, U.S.A.
comScore Canada, Inc.	Ontario, Canada
comScore Japan, K.K.	Japan